Exhibit 99.2

  Q2 2024   EARNINGS CALL  OFER HAVIV | PRESIDENT & CEO  August 22, 2024

 This presentation contains "forward-looking statements" relating to future events, and Evogene Ltd. (the “Company”), may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting us that are considered “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”) and other securities laws, as amended. Statements that are not statements of historical fact may be deemed to be forward-looking statements. Such forward-looking statements may be identified by the use of such words as “believe”, “expect”, “anticipate”, “should”, “planned”, “estimated”, “intend” and “potential” or words of similar meaning. We are using forward-looking statements in this presentation when we discuss our value drivers, commercialization efforts and timing, product development and launches, estimated market sizes and milestones, pipeline, as well as our capabilities and technology.   Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Readers are cautioned that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be made in this presentation. Therefore, actual future results, performance or achievements, and trends in the future may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond our control, including, without limitation, the current war between Israel, Hamas and Hezbollah and any worsening of the situation in Israel such as further mobilizations or escalation in the northern border of Israel, those described in greater detail in Evogene's Annual Report on Form 20-F and in other information Evogene files and furnishes with the Israel Securities Authority and the U.S. Securities and Exchange Commission, including those factors under the heading “Risk Factors”.   Except as required by applicable securities laws, we disclaim any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions.  The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Evogene or the Company, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Evogene or the Company.  The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of our products or services.  2  2  FORWARD LOOKING STATEMENT

 Earnings Call Q2 2024  AGENDA  Financial & Business highlights  Evogene Overview  Subsidiaries’ Achievements  CFO Update / By Yaron Eldad  Q&A  3  CEO Update / By Ofer Haviv  Casterra Update / By Yoash Zohar

 4  4  CEO Update  Q2 Financial highlights:  In the first 6-month of 2024, total revenues reached approximately $5.1 million compared to $1.3 million in the first 6-month 2023.   In full year 2024, anticipated continued revenue growth compared to the previous year, mainly upon Casterra’s starting of supply of existing seed orders, totaling over $8 million, initiated in Aug. 2024.  In Q2 of 2024, total revenues reached approximately $914 thousand compared to $654 thousand in Q2 2023.  In the first 6-month of 2024, loss was approximately $9.8 million compared to $14.8 million in the first 6-month of 2023.  In Q2 2024, loss was approximately $6.0 million compared to $7.8 million in Q2 2023.  Projected cash usage for 2024, without Biomica and Lavie Bio, is approximately $8 million compared to $12.5 million in 2023,  a notable 36% decrease year-over-year.  We recently undertook a reverse split of our shares in a ratio of 10 to 1.

 Q2 Business Highlights:  Casterra  Received an additional $440K purchase order to supply castor seeds to a new African country  Successfully completed its castor seed growing and harvesting season in Brazil with shipments planned for Q3 2024.  The company anticipates that the seeds produced in Brazil and Africa will meet all existing orders totaling approximately $8.4M.  Biomica  Promising preliminary Phase 1 results for its microbiome-based therapeutic, BMC128, combined with nivolumab in treating refractory NSCLC, melanoma, and RCC.   The preliminary clinical results were presented at the prestigious 2024 ASCO annual conference.  Lavie Bio  ICL and Lavie Bio achieved a significant milestone in their collaboration, developing yield-increasing bio-stimulants for row crops under extreme weather conditions by leveraging AI to identify over a dozen novel microbial candidates.  Announced the commercial expansion of Yalos™ to winter wheat with sales commencing across the US for the 2024-2025 season.  5  5  CEO Update

 Earnings Call Q2 2024  AGENDA  Financial & Business highlights  Evogene Overview  Subsidiaries’ Achievements  CFO Update / By Yaron Eldad  Q&A  6  CEO Update / By Ofer Haviv  Casterra Update / By Yoash Zohar

 OUR VISION  PIONEER GROUNDBREAKING LIFE-SCIENCE PRODUCTS ROOTED IN MICROBES, SMALL MOLECULES, AND GENOMICS  DECODING BIOLOGY  7

 DISCOVERY & OPTIMIZATION   WE DIRECT AND ACCELERATE LIFE-SCIENCE PRODUCT   through 3 dedicated AI tech-engines  MICROBES   GENETIC ELEMENTS  SMALL MOLECULES  The Result:  Promising candidates addressing multiple development challenges towards successful life-science-based products.  PROBABILITY OF SUCCESS   TIME   COST   8

A WORLD OF OPPORTUNITIES FOR OUR AI TECH ENGINES


CPB
MICROBES
SMALL MOLECULES
GENETIC ELEMENTS
MicroBoost AI
AGRICULTURE & FOOD
PHARMA & WELLNESS
OTHER INDUSTRIES
Microbials for crops
Food
Human & animal probiotics
Therapeutic microbials
Probiotics
Dietary supplements
Plastic degradation
Chemicals
Source for enzymes
Oil spill clearing
Waste-water treatments
ChemPass AI
AGRICULTURE & FOOD
PHARMA & WELLNESS
OTHER INDUSTRIES
Crop protection
Chemical stimulants
Animal healthcare
Animal fertility
Pharmaceuticals
Advanced wound care
Medical device coating
Flavors and Fragrances
GeneRator AI
AGRICULTURE & FOOD
PHARMA & WELLNESS
OTHER INDUSTRIES
Improved crops
Alternative food
Medical Cannabis
Gene therapy
Cell therapy
Diagnostics & precision medicine
Bio fuel
Fragrances
Natural food coloring
Novel enzymes

evogene
9

 10  BUSINESS STRATEGY  Capture the value of our AI tech-engines through diverse collaborative partnerships to accelerate life-science product development  Partnering with experts in specific fields complements our technology, enabling groundbreaking innovations and financial gains for Evogene.  EVOGENE AI Tech Engines  Novel Life-Science   Product  PARTNER  Specific Expertise  MAXIMUM POTENTIAL MINIMUM RISK

 Aquaculture  Licensing   Collaboration  Improved crops  Crop protection  Pharmaceuticals  Microbials for crops  Therapeutic microbials  11  LICENSING & COLLABORATION | CURRENT STATUS  Food-Tech  AGRICULTURE & FOOD  PHARMA & WELLNESS  OTHER INDUSTRIES  AGRICULTURE & FOOD  PHARMA & WELLNESS  OTHER INDUSTRIES  AGRICULTURE & FOOD  PHARMA & WELLNESS  OTHER INDUSTRIES  SMALL MOLECULES  GENETIC ELEMENTS  MICROBES

 12  Group  COMMERCIAL & FINANCIAL PARTNERS  Investment & Collaboration  Collaboration  Investment & Collaboration  Collaboration  Collaboration  Investment  Collaboration  Collaboration  Collaboration  Collaboration  Collaboration

 Earnings Call Q2 2024  AGENDA  Financial & Business highlights  Evogene Overview  Subsidiaries’ Achievements  CFO Update / By Yaron Eldad  Q&A  13  CEO Update / By Ofer Haviv  Casterra Update / By Yoash Zohar

 14  Casterra, Evogene’s fully owned subsidiary, focuses on developing integrated solutions for large-scale castor bean cultivation, utilizing GeneRator AI tech-engine.  June 25 - Received an additional $440K purchase order to supply castor seeds to a new African country.  July 31 - Successfully completed its castor seed growing and harvesting season in Brazil with shipments planned to be initiated starting Q3 2024.  Powered by

 15  Lavie Bio, a global leader in developing next generation ag-biological products, leveraging MicroBoost AI tech-engine   July 2 - Lavie Bio announced the commercial expansion of its bio-inoculant product, Yalos™, to winter wheat following successful trials, with sales commencing across the US for the 2024-2025 season.  July 17 - ICL and Lavie Bio announced a significant milestone in developing bio-stimulant solutions for row crops facing extreme weather conditions by leveraging AI to identify over a dozen novel microbes within 12 months using Lavie Bio’s proprietary Biology Driven Design technology platform.

 16  Biomica specializes in developing microbiome-based therapeutics for human health, utilizing Evogene's MicroBoost AI tech-engine  May 23 – Exceptional safety and tolerability data for BMC128 was published. 72% of the patients treated have exhibited clinical benefits. 55% of patients showed sustained clinical benefit, with notable durations of effect (more that 24 months).  These clinical results were presented at the prestigious 2024 ASCO annual conference in June.  Pre-clinical results of IBS presented at the prestigious DDW conference in May.  .

 Earnings Call Q2 2024  AGENDA  Financial & Business highlights  Evogene Overview  Subsidiaries’ Achievements  CFO Update / By Yaron Eldad  Q&A  17  CEO Update / By Ofer Haviv  Casterra Update / By Yoash Zohar

 18  OUR VISION  Position Casterra as a major provider of sustainable plant oil as feedstock for the global biobased industries with emphasis on biofuel.  OUR MISSION  To provide an integrated ag-solution based on elite seed varieties for industrial scale cultivation of castor for the biobased industries.

casterra

Castor Oil Value Chain and Uses

Powered by GeneRator AI

Superior seed development



Seed production



Castor growth protocol



Mechanical harvest



Castor grain crusher



Oil

Industrial application derivatives (~85%**)

Bio-fuels

Plant-based source for bio-fuel

Other industries

Lubricants, cosmetics, pharma, electronics & other

'Cake'*

Fertilizer and nematodes suppressor (~15%**)

Global Castor Oil Market to Reach $1.68 Billion by 2028***

* Castor cake is nitrogen-rich organic fertilizer, obtained as a solid residue from the treatment of seeds for castor oil

** Percentage of value

***https://finance.yahoo.com/news/global-castor-oil-market-reach-081300045.html?

evogene DECODING BIOLOGY

19

 The Challenge  20  Family size farms  Tall shrub   hand-picked  Traditional cultivation  Low yield (0.6 MT/Ha.)  Perennial plant  Most of the global castor supply is from India where castor is grown in traditional methods and the harvesting is done manually.   This cannot support the increased demand for castor oil

 Our Solution  21  Casterra has established a unique integrated ag-solution, which includes proprietary castor seed varieties, supported by agro-technical know-how and novel mechanized harvesting & dehulling, addressing the global demand for increased and stable castor oil supply.  Low yield, tall shrub, perennial plant, hand picked  Traditional cultivation - family farms  Modern row-crop cultivation   High density & yield, high oil content compact plants adapted to commercial mechanical harvest  2007-2024 casterra

In a Nutshell

Powered by GeneRator AI

CASTOR OIL - EMERGING MARKET

A sustainable energy source, reducing the use of fossil fuels.

The global castor oil market is forecasted to reach US$1.68 billion in 2028, experiencing growth at a CAGR of 4.29%*


BIO

UNIQUE TECH PLATFORM FOR ELITE VARIETIES

Combining deep scientific know-how, genomic and phenotypic big-data, with computational technology for elite castor variety development

GeneRator AI

INTEGRATED AG-SOLUTION

Elite varieties suitable for mechanized farming, growing protocols, mechanized harvesting and dehulling solutions



STRATEGIC ALLIANCE

A strategic alliance in the biofuel space with ENI – a leading global oil & gas company eni

COMMERCIAL PRODUCTS

Proprietary varieties with improved traits suitable for commercial scale cultivation

EVF716, **EVF712**, **EVF701**



*https://finance.yahoo.com/news/global-castor-oil-market-reach-081300045.html?
https://www.marketreportsworld.com/global-castor-oil-and-derivatives-market-19862171 evogene DECODING BIOLOGY
22

23  $9.1 Million  $2.2 Million  2023 Seed Orders

 24  ~$440K  Production of approximately 500 tons  2024 Seed Order & Production Expansion

 Seed Production Operation, Aug. 2024   25  Over 130 tons of our high-quality castor seeds ready for shipment from one of our seed growers in Brazil, supporting our customers mainly in Africa  Casterra completed a successful castor seed harvest in Brazil with shipments planned for Q3 2024 and began the harvest in Africa;   Expecting to meet $8.4M in orders received in 2023 & 2024

 Exploring economic implications of expanding to castor oil production  Potential partnership:  Casterra - grain production   Established oil producer  Bio-based industries  Biofuel  26  Potential Next Stage

 Earnings Call Q2 2024  AGENDA  Financial & Business highlights  Evogene Overview  Subsidiaries’ Achievements  CFO Update / By Yaron Eldad  Q&A  27  CEO Update / By Ofer Haviv  Casterra Update / By Yoash Zohar

 CFO UPDATE  ה  ה  28

 CFO UPDATE  Evogene Financial Performance Q2 2024  29

 Earnings Call Q2 2024  AGENDA  Financial & Business highlights  Evogene Overview  Subsidiaries’ Achievements  CFO Update / By Yaron Eldad  Q&A  30  CEO Update / By Ofer Haviv

 THANK YOU